                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 17)


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                                JEFFREY P. COHEN
                              SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                           375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                FEBRUARY 26, 1999
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                        13D/A                                 Page 1 of 4
---------------------------------                                                    -------------------------------
--------------------------------------------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        ANDREW L. FARKAS
--------------------------------------------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)[ ]
                                                                                                             (b)[ ]
--------------------------------------------------------------------------------------------------------------------
    3.       SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
                                        NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
    5.       CHECK BOX IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        UNITED STATES
--------------------------------------------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
 NUMBER OF
  SHARES
BENEFICIALLY                               0
 OWNED BY
   EACH
 REPORTING
PERSON WITH
                        --------------------------------------------------------------------------------------------
                            8.    SHARED VOTING POWER

                                           0
                        --------------------------------------------------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                        --------------------------------------------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0
--------------------------------------------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0%
--------------------------------------------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

                                        IN
--------------------------------------------------------------------------------------------------------------------

                        AMENDMENT NO. 17 TO SCHEDULE 13D

         This Amendment No. 17, which relates to the units of limited partnership interest ("Units") in Consolidated Capital Institutional Properties/3, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Andrew L. Farkas ("Mr. Farkas"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

         The following Item of the Statement is hereby supplemented and/or amended:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The Merger of IPT and AIMCO (the "Merger") closed on February 26, 1999. As a result of the closing of the Merger, Mr. Farkas no longer has any voting or investment power with respect to the common shares of IPT or the Units.

         (e) As a result of the event described in (a)-(b) above, Mr. Farkas ceased to be a beneficial owner of Units on February 26, 1999.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 1999


                                    ANDREW L. FARKAS

                                    /s/ ANDREW L. FARKAS
                                    ---------------------------------------
                                    By:  Jeffrey P. Cohen, Attorney-in-Fact





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